KGHM POLSKA MIEDŹ S.A.

[redacted]

09046180

Exemption number 82 4639

RECEIVED

2009 MAY 18 A 8:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

KGHM Polska Miedź
Spółka Akcyjna

z siedzibą w Lubinie

59-301 Lubin
ul. M. Skłodowskiej-Curie 48

tel.: (48 76) 747 82 00
fax: (48 76) 747 85 00

www.kghm.pl

NIP 692-000-00-13
REGON 390021764

15 May 2009
NI/18 /2009

Division of Corporate Finance
Office of International Corporate Finance
United States Securities and
Exchange Commission
100 F St., NE
Washington, DC 20549

SUPPL

Enclosed please find the hard copy of the consolidated quarterly report of KGHM Polska Miedź S.A. with quarterly financial information of KGHM Polska Miedź S.A. for the first quarter of 2009. This quarterly report is also available on the website of the Company: www.kghm.pl

Leszek Mierzwa (contact name)
Executive Director, Equity Supervision
and Investor Relations

Phone: ++48 76 747 81 30
Fax: ++48 76 747 81 39

Sincerely

I WICEPREZES ZARZĄDU
Herbert Wirth

WICEPREZES ZARZĄDU
Maciej Tybura

POLISH FINANCIAL SUPERVISION AUTHORITY

Consolidated quarterly report QSr 1/2009

(In accordance with §82, section 2 and §83, section 1 of the Decree of the Minister of Finance dated 19 February 2009 – Journal of Laws No. 33, point 259)

for issuers of securities involved in production, construction, trade or services activities

For the first quarter of the financial year **2009** comprising the period from **1 January 2009** to **31 March 2009**
Containing the condensed consolidated financial statements according to International Financial Reporting Standards in PLN, and condensed financial statements according to International Financial Reporting Standards in PLN.

publication date: 15 May 2009

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.	**Metals industry**
(name of issuer in brief)	(issuer branch title per the Warsaw Stock Exchange)
59-301	**LUBIN**
(postal code)	(city)
M. Skłodowskiej – Curie	**48**
(street)	(number)
(48 76) 74 78 200	**(48 76) 74 78 500**
(telephone)	(fax)
IR@BZ.KGHM.pl	**www.kghm.pl**
(e-mail)	(website address)
692–000–00-13	**390021764**
(NIP)	(REGON)

Translation from the original Polish version

SELECTED FINANCIAL ITEMS

data concerning the condensed consolidated financial statements of KGHM Polska Miedź S.A.

	in '000 PLN		in '000 EUR	
	1 quarter accrued for the 3 months ended 31 March 2009	1 quarter accrued for the 3 months ended 31 March 2008	1 quarter accrued for the 3 months ended 31 March 2009	1 quarter accrued for the 3 months ended 31 March 2008
I. Sales	2 619 934	3 339 813	569 625	938 835
II. Operating profit	834 044	1 008 744	181 338	283 562
III. Profit before income tax	869 693	1 066 782	189 088	299 877
IV. Profit for the period	705 006	877 341	153 282	246 624
V. Profit for the period attributable to shareholders of the Parent Entity of the Group	705 440	877 812	153 376	246 756
VI. Profit for the period attributable to minority interest	(434)	(471)	(94)	(132)
VII. Total comprehensive income	378 854	875 400	82 370	246 079
VIII. Comprehensive income attributable to the shareholders of the Parent Entity	379 288	875 871	82 464	246 211
IX. Comprehensive income attributable to minority interest	(434)	(471)	(94)	(132)
X. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
XI. Earnings per ordinary share (in PLN/EUR)	3.53	4.39	0.77	1.23
XII. Net cash generated from operating activities	1 077 753	518 278	234 325	145 690
XIII. Net cash used in investing activities	(723 205)	(351 456)	(157 239)	(98 796)
XIV. Net cash used in/generated from financing activities	(12 217)	1 762	(2 656)	495
XV. Total net cash flow	342 331	168 584	74 430	47 389

	At 31 March 2009	At 31 December 2008	At 31 March 2009	At 31 December 2008
XVI. Non-current assets	9 190 184	9 113 159	1 954 818	2 184 152
XVII. Current assets	5 981 616	5 856 959	1 272 332	1 403 739
XVIII. Non-current assets held for sale	9 828	29 987	2 090	7 187
XIX. Total assets	15 181 628	15 000 105	3 229 240	3 595 078
XX. Non-current liabilities	1 721 876	1 849 264	366 255	443 213
XXI. Current liabilities	2 106 759	2 167 976	448 123	519 599
XXII. Equity	11 352 993	10 982 865	2 414 862	2 632 266
XXIII. Minority interest	49 200	58 360	10 465	13 987

data concerning the condensed financial statements of KGHM Polska Miedź S.A.

	in '000 PLN		in '000 EUR	
	1 quarter accrued for the 3 months ended 31 March 2009	1 quarter accrued for the 3 months ended 31 March 2008	1 quarter accrued for the 3 months ended 31 March 2009	1 quarter accrued for the 3 months ended 31 March 2008
I. Sales	2 377 177	3 002 314	516 845	843 963
II. Operating profit	796 278	1 167 524	173 126	328 196
III. Profit before income tax	783 615	1 158 171	170 373	325 567
IV. Profit for the period	627 878	982 196	136 513	276 099
V. Total comprehensive income	302 403	980 927	65 748	275 743
VI. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VII. Earnings per ordinary share (in PLN/EUR)	3.14	4.91	0.68	1.38
VIII. Net cash generated from operating activities	1 013 798	471 606	220 420	132 570
IX. Net cash used in investing activities	(634 342)	(322 510)	(137 918)	(90 659)
X. Net cash used in financing activities	(1 099)	(1 147)	(239)	(322)
XI. Total net cash flow	378 357	147 949	82 263	41 589

	At 31 March 2009	At 31 December 2008	At 31 March 2009	At 31 December 2008
XII. Non-current assets	8 733 869	8 703 565	1 857 756	2 085 985
XIII. Current assets	5 315 957	5 173 979	1 130 742	1 240 049
XIV. Non-current assets held for sale	2 861	23 020	609	5 517
XV. Total assets	14 052 687	13 900 564	2 989 107	3 331 551
XVI. Non-current liabilities	1 506 668	1 640 668	320 479	393 219
XVII. Current liabilities	1 652 324	1 668 604	351 461	399 915
XVIII. Equity	10 893 695	10 591 292	2 317 167	2 538 417

Table of contents to the consolidated quarterly report

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated financial statements

Consolidated statement of financial position

	Note	At 31 March 2009	31 December 2008
Assets			
Non-current assets			
Property, plant and equipment		7 062 796	7 136 307
Intangible assets		153 348	151 581
Investment property		18 083	18 083
Investments in associates		1 546 460	1 498 116
Deferred tax assets		250 067	188 992
Available-for-sale financial assets		32 582	31 213
Held-to-maturity investments		74 840	59 592
Derivative financial instruments		44 892	6 501
Trade and other receivables		7 116	22 774
		9 190 184	**9 113 159**
Current assets			
Inventories		1 779 211	1 608 369
Trade and other receivables		1 508 017	1 469 959
Current corporate tax receivables		2 027	1 741
Derivative financial instruments		288 295	711 127
Cash and cash equivalents		2 404 066	2 065 763
		5 981 616	**5 856 959**
Non-current assets held for sale		**9 828**	**29 987**
TOTAL ASSETS		**15 181 628**	**15 000 105**
Equity and liabilities			
EQUITY			
Equity attributable to shareholders of the Parent Entity			
Share capital		2 000 000	2 000 000
Other reserves		191 304	517 456
Retained earnings		9 112 489	8 407 049
		11 303 793	**10 924 505**
Minority interest		**49 200**	**58 360**
TOTAL EQUITY		**11 352 993**	**10 982 865**
LIABILITIES			
Non-current liabilities			
Trade and other payables		42 108	44 289
Borrowings and finance lease liabilities	A.IV.6	105 028	98 055
Derivative financial instruments		44 954	-
Deferred tax liabilities		39 167	68 182
Liabilities due to employee benefits		1 034 883	1 039 423
Provisions for other liabilities and charges		455 736	599 315
		1 721 876	**1 849 264**
Current liabilities			
Trade and other payables		1 592 326	1 756 752
Borrowings and finance lease liabilities	A.IV.6	181 069	192 923
Current corporate tax liabilities		103 176	65 952
Derivative financial instruments		72 313	4 930
Liabilities due to employee benefits		97 647	83 531
Provisions for other liabilities and charges		60 228	63 888
		2 106 759	**2 167 976**
TOTAL LIABILITIES		**3 828 635**	**4 017 240**
TOTAL EQUITY AND LIABILITIES		**15 181 628**	**15 000 105**

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of comprehensive income

	Note	Financial period for the 3 months ended 31 March 2009	for the 3 months ended 31 March 2008
Income statement			
Sales	A.IV.1	2 619 934	3 339 813
Cost of sales	A.IV.2	(1 602 639)	(1 905 334)
Gross profit		**1 017 295**	**1 434 479**
Selling costs	A.IV.2	(60 690)	(52 383)
Administrative expenses	A.IV.2	(161 260)	(192 947)
Other operating income	A.IV.3	196 382	186 771
Other operating costs	A.IV.4	(157 683)	(367 176)
Operating profit		**834 044**	**1 008 744**
Finance costs - net	A.IV.5	(16 388)	(12 467)
Share of profits of associates accounted for using the equity method		52 037	70 505
Profit before income tax		**869 693**	**1 066 782**
Income tax expense		(164 687)	(189 441)
Profit for the period		**705 006**	**877 341**
Other income due to:			
Available-for-sale financial assets		(6 131)	(3 624)
Cash flow hedging instruments		(396 525)	1 973
Income tax related to items presented in other income		76 504	(290)
Other net income for the financial period		**(326 152)**	**(1 941)**
TOTAL COMPREHENSIVE INCOME		**378 854**	**875 400**
Profit for the period attributable to:			
shareholders of the Parent Entity		705 440	877 812
minority interest		(434)	(471)
Total comprehensive income attributable to:			
shareholders of the Parent Entity		379 288	875 871
minority interest		(434)	(471)
Earnings per share attributable to the shareholders of the Parent Entity during the period (in PLN per share)			
- basic		3.53	4.39
- diluted		3.53	4.39

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of changes in equity

	Attributable to shareholders of the Parent Entity						
			Other income due to:				
	Share capital	Retained earnings	Available-for-sale financial assets	Cash flow hedging instruments	Total	Attributable to minority interest	Total equity
At 1 January 2008	**2 000 000**	**7 440 870**	**3 039**	**10 079**	**9 453 988**	**47 621**	**9 501 609**
Total comprehensive income	-	877 812	(3 063)	1 122	875 871	(471)	875 400
At 31 March 2008	**2 000 000**	**8 318 682**	**(24)**	**11 201**	**10 329 859**	**47 150**	**10 377 009**
					-		-
At 1 January 2009	**2 000 000**	**8 407 049**	**8 972**	**508 484**	**10 924 505**	**58 360**	**10 982 865**
Total comprehensive income	-	705 440	(4 966)	(321 186)	**379 288**	(434)	**378 854**
Transactions with minority interest	-	-	-	-	-	(8 726)	**(8 726)**
At 31 March 2009	**2 000 000**	**9 112 489**	**4 006**	**187 298**	**11 303 793**	**49 200**	**11 352 993**

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of cash flows

	Note	Financial period for the 3 months ended 31 March 2009	Financial period for the 3 months ended 31 March 2008
Cash flow from operating activities			
Profit for the period		705 006	877 341
Adjustments to profit for the period	A.IV.7	514 080	21 047
Income tax paid		(141 333)	(380 110)
Net cash generated from operating activities		**1 077 753**	**518 278**
Cash flow from investing activities			
Purchase of subsidiaries, less acquired cash and cash equivalents		(13 944)	-
Purchase of shares in associates		(1)	-
Purchase of property, plant and equipment and intangible assets		(412 432)	(320 314)
Proceeds from sale of property, plant and equipment and intangible assets		1 662	3 345
Purchase of held-to-maturity investments		-	(37 927)
Proceeds from sale of held-to-maturity investments		-	29 600
Purchase of available-for-sale financial assets		-	(5)
Proceeds from sale of available-for-sale financial assets		20 000	-
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund		(15 242)	(12 514)
Establishment of a deposit		(300 500)	-
Repayments of loans granted		104	-
Interest received		105	19
Dividends received		71	-
Advances granted for purchase of property, plant and equipment and intangible assets		(1 769)	(11 031)
Other investment expenses		(1 259)	(2 629)
Net cash used in investing activities		**(723 205)**	**(351 456)**
Cash flow from financing activities			
Proceeds from loans and borrowings		8 685	27 882
Repayments of loans and borrowings		(16 606)	(22 140)
Payments of liabilities due to finance leases		(741)	(307)
Interest paid		(3 555)	(3 680)
Other financial proceeds		-	7
Net cash used in/generated from financing activities		**(12 217)**	**1 762**
Total net cash flow		**342 331**	**168 584**
Exchange losses on cash and cash equivalents		(4 028)	(22 362)
Movements in cash and cash equivalents		**338 303**	**146 222**
Cash and cash equivalents at beginning of the period		**2 065 763**	**2 812 096**
Cash and cash equivalents at end of the period		**2 404 066**	**2 958 318**
including restricted cash and cash equivalents		3 409	1 436

Selected explanatory data to the consolidated financial statements

I. Policies applied in preparing the financial statements

1. Introduction

The Parent Entity of the KGHM Polska Miedź S.A. Group is KGHM Polska Miedź S.A. with its registered head office in Lubin, whose shares are traded on a regulated market. The core business of the Company is the production of copper and silver.

The principal activities of the Parent Entity comprise:
- mining of non-ferrous metals ore,
- excavation of gravel and sand,
- production of copper, precious and non-ferrous metals,
- production of salt,
- casting of light and non-ferrous metals,
- forging, pressing, stamping and roll forming of metal - powder metallurgy,
- waste management,
- wholesale based on direct or contractual payments,
- warehousing and storage of goods,
- holding management activities,
- geological and exploratory activities,
- general construction activities with respect to mining and production facilities,
- generation and distribution of electricity, steam and hot water, production of gas and distribution of gaseous fuels through a supply network,
- professional rescue services,
- scheduled and non-scheduled air transport, and
- telecommunication and IT activities.

Activities involving the exploitation of copper ore, salt deposits and common minerals are carried out based on licenses held by KGHM Polska Miedź S.A., which were issued by the Minister of Environmental Protection, Natural Resources and Forestry in the years 1993-2004.

The business activities of the Group also include:
- production of goods from copper and precious metals,
- underground construction services,
- production of machinery and mining equipment,
- transport services,
- activities in the areas of research, analysis and design,
- production of road-building materials, and
- recovery of metals associated with copper ores.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

2. Organisational structure of the KGHM Polska Miedź S.A. Group at 31 March 2009


Parent Entity
KGHM Polska Miedź S.A.
Subsidiaries and indirect subsidiaries subject to consolidation
PeBeKa S.A.
KGHM Ecoren S.A.
"Energetyka" sp. z o.o
"BIOWIND" Sp. z o.o.
DFM ZANAM - LEGMET Sp. z o.o.
INTERFERIE S.A.
POL-MIEDŹ TRANS Sp. z o.o.
Walcownia Metali Nieżelaznych spółka z o.o.
KGHM Metraco S.A.
WM "ŁABĘDY" S.A.
Zagłębie Lubin SA
INOVA Spółka z o.o.
KGHM Polish Copper Ltd.
WFP Hefra SA
KGHM Kupferhandelsges. m.b.H
Ecoren DKE sp. z o.o.
"MIEDZIOWE CENTRUM ZDROWIA" S.A.
KGHM CUPRUM sp. z o.o. - CBR
PMT Linie Kolejowe Sp. z o.o.
CBJ sp. z o.o.
AVISTA MEDIA Sp. z o.o.
DIALOG S.A.
PETROTEL Sp. z o.o.
KGHM LETIA S.A.
PHP "MERCUS" sp. z o.o.
PHU "Lubinpex" Sp. z o.o.
Subsidiaries and indirect subsidiaries not subject to consolidation
"Mercus Software" sp. z o.o.
PCPM sp. z o.o.
TUW-CUPRUM
Associates
Polkomtel S.A.
Indirect associates not accounted for using the equity method
PHU "Mercus Bis" Sp. z o.o.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

In the current quarter KGHM Polska Miedź S.A. consolidated 26 subsidiary entities, while one associated entity was accounted for using the equity method.

Beginning from 1 January 2005 *(based on IAS 8 par. 8, which allows exemption from the application of principles described in IFRS if the results of such an exemption are immaterial)*, the following subsidiaries were not consolidated - Polskie Centrum Promocji Miedzi sp. z o.o., PU „Mercus Software" Sp. z o.o, and TUW Cuprum. Altogether, in the presented consolidated financial statements 3 subsidiaries were not consolidated, and the shares in one associated entity were measured at cost less an impairment loss. Exclusion of these entities from consolidation does not effect the honest presentation of the assets, financial result and cash flow of the Group.

The following quarterly report includes:

1. the consolidated financial statements of KGHM Polska Miedź S.A. for the current period from 1 January to 31 March 2009 and the comparable period from 1 January to 31 March 2008, together with selected explanatory data to the consolidated financial statements, and
2. other information to the consolidated quarterly report.

The quarterly financial information of KGHM Polska Miedź S.A. for the current period from 1 January to 31 March 2009 and the comparable period from 1 January to 31 March 2008 is an integral part of the report.

3. Exchange rates applied

The following currency rates were applied in the calculation of selected financial data in EUR:

- for the calculation of turnover, financial results and cash flow for the current period, the rate of ***4.5994 PLN/EUR,***
- for the calculation of assets, equity and liabilities at 31 December 2008, the rate of ***4.1724 PLN/EUR,***
- for the calculation of turnover, financial results and cash flow for the comparative period, the rate of ***3.5574 PLN/EUR,***
- for the calculation of assets, equity and liabilities at 31 March 2009, the rate of ***4.7013 PLN/EUR***

4. Accounting policies

The following consolidated financial statements and separate financial statements have been prepared in accordance with polices based on International Financial Reporting Standards approved by the European Union. The above-mentioned policies were published on 2 April 2009 in the consolidated annual report RS 2008.

Presentation of these statements is based on IAS 34 Interim Financial Reporting, applying these same principles to the current and comparable periods, restating the comparable period to reflect the changes in accounting and presentation principles to those applied in the statements in the current period in accordance with the changes introduced by the new standards, the updated standards and the interpretations in force from 1 January 2009:

IFRS 8 Operating segments

Amended IAS 1 Presentation of Financial Statements

Amended IAS 23 Borrowings costs

Amended IFRS 2 Share-based Payment – vesting conditions and cancellation

Amended IAS 32 Financial Instruments: Presentation and Amended IAS 1 Presentation of Financial Statements – Financial Instruments with put options and obligations arising on liquidation

Amended IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements
IFRIC 13 "Customer Loyalty Programmes"

Improvements IFRS (changes resulting from the annual review of 2007)

IFRIC 15 Agreements for the Construction of Real Estate

IFRIC 16 Hedges of a Net Investment in a Foreign Operation

IFRIC 18 Transfers of Assets from Customers

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

IFRS 7 Financial Instruments: Disclosures

As at the date of publication of these financial statements the European Union had not approved IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 16 Hedges of a Net Investment in a Foreign Operation or IFRS 7 Financial Instruments: Disclosures.

Application of the changes to IFRS 2, IAS 32 and IAS 1, IFRS 1 and IAS 27, IFRIC 15, IFRIC 16 and IFRIC 18 has no effect on the financial statements of the Group. Additionally, application of the remaining standards and interpretations has no significant effect on the accounting policy of the Group, with the exception of the changes to IAS 1, IAS 23, IFRS 8 and IFRS 7, and apart from the changes to IAS 23, the remainder mainly effect the presentation of information in the financial statements.

The effect of changes on the following financial statements is presented below:

The updated IAS 1 Presentation of Financial Statements

The changes were mainly in respect of the titles and scope of the key items of the financial statements, i.e.:

to 31 December 2008	**from 1 January 2009**	
title	**title**	**scope**
Balance sheet	Statement of financial position	no change
Income statement	Statement of comprehensive income	The elements comprising this statement are the income statement and other income which so far represented position of income and costs in other reserves
Statement of changes in equity	Statement of changes in equity	Detailed presentation of changes in equity arising solely as the result of transactions with owners
Cash flow statement	Statement of cash flows	no change

IFRS 8 Operating segments

This Standard replaced IAS 14 Segment reporting, and introduced a management approach to segment reporting based on internal reports that are regularly reviewed by the entity's chief operating decision maker in order to allocate resources to the segment and assess its performance. Details on the application of IFRS 8 are presented in part A, Note XI of this report

The updated IAS 23 Borrowing Costs

As a result of changes introduced by the IASB to IAS 23 based on excluding the possibility of recognising the borrowing costs attributable to a Group asset directly in the costs of the period, changes were made to the accounting principles with respect to recognition of these costs. These costs will now be capitalised, in accordance with IAS 23. However, since 1 January 2009, there have occurred no economic events within the Group which would require the capitalisation of borrowing costs, and therefore the updated IAS 23 has no impact on either the measurement or presentation of these financial statements.

IFRS 7 Financial Instruments: Disclosures

The amendments to IFRS 7 introduce the requirement to apply and present a three-level hierarchy for making fair value measurements, as well as requirements to provide additional disclosure in terms of the relative reliability of fair value measurements and of any transfers between these levels. In addition, the amendments expand the existing requirements in terms of disclosure respecting liquidity risk.
Application of these amendments expands the scope of disclosures respecting financial instruments, in particular in terms of the classification of individual financial instrument classes to fair value, depending on the type of measurement.
Due to the fact that this amendment had not yet been approved by the European Union as at the date of publication of this report, the Group did not apply the respective amendments in its disclosures respecting financial instruments in the published report.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

II. Information on significant changes in estimates

1. Provisions for future liabilities

The effects of revaluation or recognition of estimates of future liabilities (provisions) were settled in the financial result of the current quarter, and in particular:

1.1 provisions for future employee benefits due to one-off retirement or disability payments, jubilee awards and post-employment coal equivalent payments. The result of this change in estimates is an increase in the provision and a decrease in the financial result in the amount of PLN 9 576 thousand (after reflecting the results in deferred tax a decrease in profit in the amount of PLN 7 814 thousand),

1.2 provision for future costs of decommissioning (restoration) of the Group's mines. This provision includes the estimated costs of dismantling and removing technological facilities, for which the obligation for restoration upon the conclusion of activities is a result of separate law or standard practice. The result of this change in estimates is a decrease in the provision in the amount of PLN 142 242 thousand which decreased the financial result in the amount of PLN 2 182 thousand and decreased property, plant and equipment in the amount of PLN 144 424 thousand. The decrease in the provision resulted in a decrease in deferred tax assets in the amount of PLN 29 849 thousand,

1.3 provisions for future employee remuneration costs together with charges in the amount of PLN 111 962 thousand, paid (in accordance with the Collective Labour Agreement) on the occasion of mining and smelting holidays and after approval of the annual financial statements.
/provision at 31 March 2009 amounted to PLN 351 173 thousand/

The revaluation and recognition of other provisions for liabilities did not significantly impact the current period financial result.

2. Deferred income tax

The result of differences between the carrying amount and the tax base of balance sheet items is a change in the estimated value of the deferred tax asset and the deferred tax liabilities.

There was a decrease in the deferred tax asset in the current quarter in the amount of PLN 32 976 thousand, which was settled:
- as a decrease of the financial result, PLN 33 135 thousand,
- as an increase of the revaluation reserve on available-for-sale financial assets, PLN 159 thousand.

There was a decrease in the deferred tax liability in the amount of PLN 123 065 thousand, of which the following was settled:
- as an increase of the financial result, PLN 46 719 thousand
- as an increase of the revaluation reserve on cash flow hedging financial instruments and on available-for-sale financial assets, PLN 76 346 thousand.

After offsetting the deferred tax asset and deferred tax liability, the deferred tax asset at the end of the reporting period was set at PLN 250 067 thousand, while the deferred tax liability was set at PLN 39 167 thousand.

III. Financial assets and property, plant and equipment

In the current quarter changes in financial assets were with respect to:

- in **investments in associates** - applying the equity method and increase in investments due to share of profit of associate for the financial period in the amount of PLN 52 037 thousand and adjustment to purchase price of shares of Polkomtel S.A., in the amount of PLN 3 693 thousand due to a refund from the tax office of a tax on civil-law transactions regarding acquisition of shares of Polkomtel S.A.

- in **available-for-sale financial assets** - the settlement of gains on measurement of assets in other reserves in the amount of PLN 1 369 thousand,

- in **held-to-maturity investments** – acquisition of financial assets financed from the resources of the Mine Closure Fund in the amount of PLN 15 242 thousand and other assets in the amount of PLN 6 thousand,

- in **derivative financial instruments** – due to a change in macroeconomic conditions there was a decrease in the fair value of derivative instrument. Financial result was increased by PLN 244 124 thousand. For the detailed information on derivatives see part C point II 5 Risk management.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

- in **financial receivables** – an impairment allowance in the amount of PLN 6 113 thousand (an excess of the impairment allowance recognised, PLN 7 525 thousand over released, PLN 1 412 thousand), of which the most important item is the impairment allowance on trade receivables.

In addition, in the current period, due to a change in the status of the company KGHM CONGO S.P.R.L. from that of subsidiary to that of other entity, an adjustment was made involving the reversal of an allowance for impairment of receivables from a transaction between KGHM CONGO S.P.R.L and the Parent Entity in the amount of PLN 21 373 thousand.

In addition in the current quarter the following impairment losses were recognised and reversed:

property, plant and equipment and intangible assets
- impairment loss recognised PLN 432 thousand

non-financial receivables
- impairment allowance recognised PLN 756 thousand
- impairment allowance reversed PLN 781 thousand

inventories
- write-down recognised PLN 26 thousand
- write-down reversed PLN 1 368 thousand

IV. Selected additional explanatory notes

1. Sales

	Financial period	
	for the 3 months ended 31 March 2009	**for the 3 months ended 31 March 2008**
Copper, precious metals, smelter by-products	2 339 928	2 993 291
Energy	1 031	11 233
Services	171 509	242 958
Mining machinery, transport vehicles for mining and other	1 666	11 060
Goods for resale	72 825	57 073
Wastes and materials	2 129	2 267
Other goods	30 846	21 931
Total	**2 619 934**	**3 339 813**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

2. Costs by type

	Financial period	
	for the 3 months ended 31 March 2009	for the 3 months ended 31 March 2008
Depreciation of property, plant and equipment and amortisation of intangible assets	178 755	164 569
Employee benefit costs	707 618	761 963
Materials and energy consumption	774 078	791 328
External services	281 213	356 987
Taxes and charges	81 208	84 284
Advertising costs and representation expenses	9 898	12 319
Property and personal insurance	4 209	4 617
Research and development costs not capitalised in intangible assets	3	-
Other costs, of which:	32 966	12 274
Impairment of property, plant and equipment, intangible assets	432	12 703
Write-down of inventories	26	82
Allowance for impairment of trade receivables	25 258	2 495
Reversal of impairment of property, plant and equipment, intangible assets	-	(14 426)
Reversal of write-down of inventories	(1 368)	(715)
Reversal of allowance for impairment of trade receivables	(1 215)	(1 832)
Losses from the disposal of financial instruments	310	-
Other operating costs	9 523	13 967
Total costs by type	**2 069 948**	**2 188 341**
Cost of goods for resale and materials sold (+), of which:	30 503	35 967
Allowance for impairment of receivables	634	182
Reversal of allowance for impairment of receivables	(171)	(182)
Change in inventories of finished goods and work in progress (+/-)	(150 251)	13 254
Cost of manufacturing products for internal use (-)	(125 611)	(86 898)
Total cost of sales, selling and administrative costs	**1 824 589**	**2 150 664**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

3. Other operating income

	Financial period for the 3 months ended 31 March 2009	for the 3 months ended 31 March 2008
Income and gains on financial instruments, classified under other operating activities, resulting from:	157 193	170 899
Income on interest on financial instruments	33 145	32 500
Income on measurement and realisation of derivative instruments	39 697	138 210
Gains from the disposal of financial instruments	7 514	137
Foreign exchange gains	76 811	4
Reversal of impairment losses on available-for-sale financial assets	-	28
Reversal of allowance for impairment of loans and receivables	26	20
Gains from the loss of control of subsidiary	21 457	-
Gains from the disposal of intangible assets	219	1 371
Other interest	1 244	4 442
Dividends received	251	-
Reversal of allowance for impairment of other non-financial receivables	781	4 286
Government grants and other donations received	175	420
Release of unused provisions	8 247	1 799
Penalties and compensation received	3 423	1 605
Excess payments of property tax	-	-
Other operating income/gains	3 392	1 949
Total other operating income	**196 382**	**186 771**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

4. Other operating costs

	Financial period	
	for the 3 months ended 31 March 2009	for the 3 months ended 31 March 2008
Costs and losses on financial instruments, classified as other operating costs, resulting from:	140 299	353 388
Measurement and realisation of derivative instruments	134 655	257 958
Losses from the measurement of financial liabilities	2 306	-
Interest on financial liabilities	332	82
Foreign exchange losses	-	95 337
Allowances for impairment of loans and receivables	3 006	11
Allowances for impairment of other non-financial receivables	756	2 469
Losses on the sale of property, plant and equipment	1 884	1 836
Interest on overdue non-financial liabilities (of which for Budget)	378	130
Donations granted	136	2 107
Provisions for liabilities	5 291	2 541
Penalties and compensation paid	1 064	1 997
Contributions to a voluntary organisation	3 741	540
Other operating costs/losses	4 134	2 168
Total other operating costs	**157 683**	**367 176**

5. Net finance costs

	Financial period	
	for the 3 months ended 31 March 2009	for the 3 months ended 31 March 2008
Interest expense:	3 776	3 727
On bank and other loans	2 992	3 162
Due to finance leases	784	565
Net exchange (gains)/losses on borrowings	2 695	(379)
Changes in the value of provisions due to unwinding of discount	9 772	9 080
Other net finance costs	145	39
Total net finance costs	**16 388**	**12 467**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

6. Borrowings and liabilities due to finance leases

	At	
	31 March 2009	31 December 2008
Non-current	**105 028**	**98 055**
Bank loans	69 809	63 605
Loans	7 460	8 311
Finance lease liabilities	27 759	26 139
Current	**181 069**	**192 923**
Bank loans	168 545	181 031
Loans	5 783	5 758
Finance lease liabilities	6 741	6 134
Total	**286 097**	**290 978**

7. Adjustments to profit for the period in the consolidated statement of cash flow

	Financial period	
	for the 3 months ended 31 March 2009	for the 3 months ended 31 March 2008
Income tax from the income statement	164 687	189 441
Depreciation/amortisation	178 755	164 569
Share of profits of associates accounted for using the equity method	(52 037)	(70 505)
Interest and share in profits (dividends)	1 203	3 650
Foreign exchange losses	11 192	22 058
Change in provisions	6 760	32 419
Change in derivative instruments	100 253	27 079
Other adjustments	(1 317)	1 404
Changes in working capital:	104 584	(349 068)
Inventories	(170 707)	(13 126)
Trade and other receivables	284 292	(436 991)
Trade and other payables	(9 001)	101 049
Total adjustments to profit for the period	**514 080**	**21 047**

Selected explanatory data to the consolidated financial statements (continuation)

V. Situation and results of significant companies

DIALOG S.A.

DIALOG S.A. is a Parent Entity of a Group, which at 31 March 2009 includes:

- PETROTEL Sp. z o.o. (8 199 shares with a nominal value of PLN 8 199 thousand, representing 99.99% of the share capital) – these shares were purchased during the period November 2008 to March 2009, thanks to which it gained a modern telecommunications infrastructure with an increased customer base of over 25 thousand fixed lines and 10.7 thousand users of data transmission in the region of Płock and its vicinity,
- AVISTA MEDIA Sp. z o.o. (20 thousand of shares with a nominal value of PLN 10 000 thousand, representing 100% of the share capital) – these shares were purchased in August 2006 in connection with plans for the expansion of the company's services to include digital television and the services of a call center.

Financial data of the DIALOG S.A. Group ('000 PLN)

	01.01.2008 31.03.2008	01.01.2009 31.03.2009
Sales	139 363	129 409
Result on sales	8 888	9 675
Profit /(loss) on operating activities	9 192	10 955
EBITDA	37 452	35 046
Profit /(loss) before taxation	7 162	9 033
Profit /(loss) for the period	4 895	3 951

Financial data of DIALOG S.A. ('000 PLN)

	01.01.2008 31.03.2008	01.01.2009 31.03.2009
Sales	138 726	122 574
Result on sales	7 782	8 957
Profit /(loss) on operating activities	8 118	10 035
EBITDA	37 785	32 277
Profit /(loss) before taxation	6 033	8 253
Profit /(loss) for the period	131	3 469

In the first quarter of 2009 sales by the DIALOG S.A. Group were lower than those achieved in the comparable period by PLN 9 954 thousand due to restriction of low-margin transit services. Despite the general market trend of a decrease in fixed-line telephony, the DIALOG S.A. Group increased its sales, after excluding transit sales, by approx. 5%. There was an increase in sales based on external infrastructure (WLR, 1011 and BSA) - versus the comparable period of 2008 by PLN 6 040 thousand.
With respect to costs, the policy of optimalisation begun in 2008 was continued, which is improving financial effectiveness.
During the analysed period operating profit was higher than in the comparable period.

In the first quarter of 2009 the DIALOG S.A. Group increased its customer base, in both voice and data transmission services. At the end of March 2009 it had 450.7 thousand ringing lines in its own network (achieving a higher-than-planned number of institutional customers) and 184.4 thousand WLR lines (an increase of 14% versus the end of 2008). The number of customers using data transmission services amounted to 152 thousand (of which 9.5 thousand were users of BSA services).

The steady, consistent increase in the customer base was critical in the context of the expansion in 2008 of the company's services by advanced multimedia services combining fixed-line telephony, internet access and digital television and video-on-demand services. The DIALOGmedia packet was very popular amongst customers – their number increased to 5.3 thousand at the end of March 2009.
In the first quarter the DIALOG S.A. Group continued to realise a project of importance for its future involving the introduction of mobile telephone services as a so-called virtual operator (MVNO) - commercial commencement of these services is planned in the second half of 2009.

Selected explanatory data to the consolidated financial statements (continuation)

Polkomtel S.A.

The carrying amount of the shares of Polkomtel S.A. in the consolidated financial statements at 31 March 2009 accounted for using the equity method amounted to PLN 1 546 460 thousand.

Financial data of Polkomtel S.A. ('000 PLN)

	01.01.2008 31.03.2008	01.01.2009 31.03.2009
Sales	2 027 052	2 020 636
Profit /(loss) on operating activities	469 833	357 401
EBITDA	739 626	679 308
Profit /(loss) before taxation	441 426	265 201
Profit /(loss) for the period	359 289	213 341

In the first quarter of 2009 the company achieved sales at a level similar to that in the comparable prior period. The increase in the customer base had a positive impact on sales revenues. Due to the size of its sales, the company occupied first place amongst the top three mobile operators in Poland.

During the analysed period Polkomtel S.A. strengthened its leadership position in the segment of contractual customers, and at the end of the first quarter of 2009 had 6 633 thousand customers. The total number of customers versus the comparable prior period increased by 7.7 %, and at the end of March 2009 amounted to 14 576 thousand.

Polkomtel S.A. in the first quarter of 2009 achieved the highest operating profit margin amongst operators, increased by depreciation/amortisation (EBITDA) despite the fact that in comparison to the first quarter of 2008 this amount decreased by 8 %.

VI. Seasonal or cyclical activities

The Group is not affected by seasonal or cyclical activities.

VII. Information on the issuance, redemption and repayment of debt and equity securities

There was no issuance, redemption or repayment of debt and equity securities in the Group during the reported period.

VIII. Information related to a paid (or declared) dividend

The Management Board of KGHM Polska Miedź S.A. will propose to the Ordinary General Meeting of KGHM Polska Miedź S.A. that the profit for financial year 2008 in the amount of PLN 2 920 378 thousand shall be allocated to the reserve capital of the Parent Entity.

The final decision respecting appropriation of the profit of KGHM Polska Miedź S.A. for financial year 2008 will be made by the Ordinary General Meeting of KGHM Polska Miedź S.A.

All Parent Entity shares are ordinary shares.

IX. Subsequent events

Agreement with trade unions

On 5 May 2009, the Management Board of the Parent Entity and the trade unions active in the Parent Entity, taking into consideration macroeconomic conditions more favourable than those assumed in the Parent Entity Budget as well as the decrease in production costs, have entered into an agreement which foresees:
1. The payment of a bonus of PLN 5 thousand per employee, in two instalments: PLN 3.5 thousand will be paid on 12 May 2009 and PLN 1.5 thousand by 15 September 2009. Payment of the second instalment of the bonus will depend on the Parent Entity's economic situation not deteriorating. This bonus will not be added to the average Company wage representing the basis for setting the average monthly wages increase index for 2010.
2. An increase in the basic contribution to the Employee Retirement Program by 2 percentage points, i.e. to 5% of wages. In addition, the Management Board of KGHM Polska Miedź S.A. declares its willingness to cover, starting this year, the Company's employees with a packet of additional medical services provided by MCZ S.A. in Lubin.
The trade unions declared that realisation of this agreement concludes their pay-related claims for the current year.
The agreement entered into will cause an increase in labour costs in 2009 at the level of PLN 130 million.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

X. Contingent and other off-balance sheet items

	At 31 March 2009	Increase/(decrease) since the end of the last financial year
Contingent receivables	**47 370**	**(7 038)**
- contested State budget issues	32 531	(344)
- guarantees received	14 839	(6 694)
Off-balance sheet receivables	**25 195**	**-**
- inventions, implementation of projects	25 195	-
Contingent liabilities	**112 206**	**44 138**
- guarantees granted	21 163	5 773
- promissory note liabilities	68 349	50 255
- disputed issues, pending court proceedings	14 694	509
- contingent penalties	-	(1 627)
- preventive safety measures in respect of mine-related damages	8 000	-
- agreement on the acceptance of the offer and conditional transfer of shares in Petrotel sp. z o.o.	-	(10 772)
Off-balance sheet liabilities	**661 781**	**(8 876)**
- inventions, implementation of projects	79 095	(7 488)
- operating leases	69 057	9 211
- future payments due to perpetual usufruct of land	513 629	(10 599)

The value of contingent assets was determined based on estimates.

EXEMPTION NUMBER: 82-4639

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

XI. Business segments

IFRS 8, Operating segments, was published by the International Accounting Standards Board on 30 November 2006, and replaces IAS 14, Segment Reporting and becomes effective for periods beginning on or after 1 January 2009.

As part of the process of implementation of this standard, an analysis was performed of the management model of the Group, the system of reporting within the Group and the economic characteristics of its entities. The results of this analysis identified one reporting segment which was identified as „Production of copper, precious metals and other smelter products" and the segment „All other segments", which combined the remaining operating segments, both those which do not meet the criteria for combination as well as those which did not meet the required quantitative thresholds.

The activities of the segment „Production of copper, precious metals and other smelter products" focuses on the production of copper and silver, the core business of KGHM Polska Miedź S.A. Copper is mainly recovered from copper ore. From this, after enrichment, concentrate is obtained, which is then processed by smelters into anode copper. The process of electrorefining produces refined copper of up to 99.99% purity. A by-product of the electrorefining process is anode slime, from which silver and gold are recovered. The factor responsible for the separation of this segment is its significant share in the results of the Group. In addition, it meets the required quantitative threshold for reportable segments. The results of this segment are separately monitored by the Management Board of the Parent Entity. The basic products of this segment are electrolytic copper cathode, round billets, wire rod and silver.

The production line


Ore extraction
Ore enrichment
Smelting
Refining
Copper processing

Products of individual stages of production


Copper ore
Copper concentrate
Blister copper
Electrolytic copper (cathodes)
Wire rod
Billets
silver
oxygen-free wire rod
silver-bearing, oxygen-free wire rod

Selected explanatory data to the consolidated financial statements (continuation)

Each of the remaining Group companies represents a separate operating segment. Due to their various economic characteristics they do not meet the criteria for combination according to IFRS 8 § 12 and do not meet any of the quantitative thresholds. As a result they were combined and presented in the category „All other segments".

Source of income	**Group Entity**
Production of copper, precious metals and other smelter products	KGHM Polska Miedź S.A.

All other segments

non-ferrous metals processing	WM "ŁABĘDY" S.A. Walcownia Metali Nieżelaznych spółka z o.o.
trading: copper and copper scraps, non-ferrous metals, carbon, chemical substance, fuels, consumer goods	KGHM Kupferhandelsges m.b.H. KGHM Polish Copper Ltd. KGHM Metraco S.A.
production: mining machinery, building machinery, road-building materials, of rhenium compounds, electrical cables, rust-proof	DFM ZANAM - LEGMET Sp. z o.o. PHP "MERCUS" sp. z o.o. KGHM Ecoren S.A. WFP Hefra SA
generation, transmission and distribution of electricity and heat, water-sewage management	"Energetyka" sp. z o.o.
sales of services: telecommunications, buildings (of which specialized building), transport (railway and road transport, cargo and passenger transport), R&D activities, tourism, multimedia, electrotechnical, attestation, medical, food industry and catering, machinery repairs, rental of property, purification of waste	KGHM CUPRUM sp. z o.o. – CBR CBJ sp. z o.o. "MIEDZIOWE CENTRUM ZDROWIA" S.A. POL-MIEDŹ TRANS Sp. z o.o. DIALOG S.A. INTERFERIE S.A. PeBeKa S.A. INOVA Spółka z o.o. Ecoren DKE sp. z o.o. PHU "Lubinpex" Sp. z o.o. AVISTA MEDIA Sp. z o.o. PMT Linie Kolejowe Sp. z o.o. PETROTEL Sp. z o.o. "BIOWIND" Sp. z o.o.
technology transfer, promotion of scientific achievements	KGHM LETIA S.A.
management of a football club, organisation of professional sporting events	Zagłębie Lubin SA

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

Internal reports on the results of Group companies are prepared monthly in a condensed form, and quarterly in an expanded scope. The Management Board of the Parent Entity is the body responsible for performing regular reviews of the internal financial reports of the whole Group for purposes of making major operating decisions, as it is the body which is primarily responsible for allocating resources within the Group.
Inter-segment transaction prices are set under arms length conditions, similary as in relations with parties external to the Group.

Segments financial results

	Financial period for the 3 months ended 31 March 2009				
	Copper and precious metals, other smelter products	**All other segments**	**Adjustment**	**Eliminations (according to IAS 27)**	**Consolidated amount**
REVENUE	2 377 177	894 032	-	(651 275)	**2 619 934**
of which:					
- external sales	2 232 443	385 820	-	1 671	**2 619 934**
- inter-segment sales	144 734	508 212	-	(652 946)	-
Interest income	31 088	3 371	-	(70)	**34 389**
Iterest costs	(1 092)	(3 536)	-	142	**(4 486)**
Depreciation/Amortisation	(132 884)	(48 337)	(406)	2 872	**(178 755)**
Revaluation of provisions for employee benefits	(9 578)	2	-	-	**(9 576)**
Impairment losses on property, plant and equipment	-	(432)	-	-	**(432)**
Income on measurement and realisation of derivative instruments	38 541	1 156	-	-	**39 697**
Costs on measurement and realisation of derivative instruments	(131 903)	(2 752)	-	-	**(134 655)**
Share of profit of associates	-	-	-	52 037	**52 037**
Profit before income tax	783 615	22 879	969	62 230	**869 693**
Income tax expense	(155 737)	(10 686)	(312)	2 048	**(164 687)**
Share of profit (losses) of subordinated entities accounted for using the equity method	-	(1 471)	1 471	-	-
Profit for the period	627 878	10 722	2 128	64 278	**705 006**
	At 31 March 2009				
Segment assets	14 052 687	3 249 182	(24 206)	(2 096 035)	**15 181 628**
Segment liabilities	3 158 992	950 908	17 983	(299 248)	**3 828 635**
Bank and other loans	6 000	254 738	-	(9 141)	**251 597**
	Financial period for the 3 months ended 31 March 2009				
Investments in associates	1 159 947	-	-	386 513	**1 546 460**
Capital expenditure	191 242	59 865	-	479	**251 586**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

Details of adjustments restating the amounts shown in the segment „All other segments" to the measurement principles of International Financial Reporting Standards:

	Depreciation /Amortisation	Profit before taxation	Income tax	Segment assets	Segment liabilities
Netting off Social Fund assets and liabilities	-	-	-	(8 202)	(8 202)
Offsetting of assets/provisions for deferred tax	-	-	-	(4 549)	(4 549)
Measurement of shares by equity method	-	494	-	(47 362)	-
Separate presentation of assets and liabilities for sales transaction for Traxys from 2008	-	-	-	30 674	30 597
Capitalisation of major maintenance expenditures	(435)	(435)	82	779	-
Perpetual usufruct of land	29	6	-	6	-
Goodwill allowance	-	68	-	1 351	-
Measurement of available-for-sale financial assets recognised in equity	-	836	(159)	-	-
Provisions for employee benefits	-	-	(235)	(140)	-
Offsetting of receivables and liabilities of tax Office	-	-	-	137	137
Receivables due to payment to capital	-	-	-	3 100	-
Total	**(406)**	**969**	**(312)**	**(24 206)**	**17 983**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

	Financial period for the 3 months ended 31 March 2008				
	Copper and precious metals, other smelter products	**All other segments**	**Adjustment**	**Eliminations (according to IAS 27)**	**Consolidated amount**
REVENUE	3 002 314	1 443 723	-	(1 106 224)	**3 339 813**
of which:					
- external sales	2 594 612	741 824	-	3 377	**3 339 813**
- inter-segment sales	407 702	701 899	-	(1 109 601)	-
Interest income	33 838	3 186	-	(82)	**36 942**
Interest costs	(797)	(3 219)	-	77	**(3 939)**
Depreciation/Amortisation	(116 075)	(50 995)	(331)	2 832	**(164 569)**
Revaluation of provisions for employee benefits	(34 602)	(18)	-	-	**(34 620)**
Impairment losses on property, plant and equipment	-	1 723	-	-	**1 723**
Income on measurement and realisation of derivative instruments	135 639	2 571	-	-	**138 210**
Costs on measurement and realisation of derivative instruments	(257 958)	-	-	-	**(257 958)**
Share of profit of associates	-	-	-	70 505	**70 505**
Profit before income tax	1 158 171	24 420	776	(116 585)	**1 066 782**
Income tax expense	(175 975)	(10 857)	91	(2 700)	**(189 441)**
Share of profit (losses) of subordinated entities accounted for using the equity method	-	361	(361)	-	-
Profit for the period	982 196	13 924	506	(119 285)	**877 341**
	At 31 December 2008				
Segment assets	13 900 564	3 323 755	(19 844)	(2 204 370)	**15 000 105**
Segment liabilities	3 309 272	1 063 274	17 842	(373 148)	**4 017 240**
Bank and other loans	7 012	263 051	-	(11 358)	**258 705**
	Financial period for the 3 months ended 31 March 2008				
Investments in associates	438 559	-	-	139 183	**577 742**
Capital expenditure	142 005	53 815	-	(104)	**195 716**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

Details of adjustments restating the amounts shown in the segment „All other segments" to the measurement principles of International Financial Reporting Standards:

	Depreciation/ Amortisation	Profit before taxation	Income tax	Segment assets	Segment liabilities
Netting off Social Fund assets and liabilities	-	-	-	(8 177)	(8 177)
Offsetting of assets/provisions for deferred tax	-	-	-	(4 487)	(4 487)
Measurement of shares by equity method	-	469	-	(49 327)	-
Separate presentation of assets and liabilities for sales transaction for Traxys from 2008	-	-	-	30 674	30 597
Capitalisation of major maintenance expenditures	(434)	(434)	82	1 085	-
Perpetual usufruct of land	103	-	-	-	-
Goodwill allowance	-	70	-	1 284	-
Measurement of available-for-sale financial assets recognised in equity	-	671	-	-	-
Provisions for employee benefits	-	-	9	-	(95)
Offsetting of receivables and liabilities of tax Office	-	-	-	4	4
Receivables due to payment to capital	-	-	-	9 100	-
Total	**(331)**	**776**	**91**	**(19 844)**	**17 842**

Geographical areas

Revenues from sales from external clients. The geographical breakdown of revenues from sales reflects the location of end clients.

Poland	740 304
Germany	462 623
France	244 252
Great Britain	237 924
Czech Republic	124 558
Austria	24 268
Hungary	55 635
China	403 700
Other countries	326 670
Total	**2 619 934**

Main clients

Main clients with whom the value of turnover exceeded 10% of the Group revenues

	Value	segment in which revenues were earned
Client 1	293 529	„production of copper, precious and other smelter products"

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

XII. Effects of changes in the structure of the economic entity, including due to the combination of economic entities, to the takeover or sale of entities of the KGHM Polska Miedź S.A. Group, to long-term investments, or to the separation, restructurisation or discontinuation of activities

Acquisition of shares of „BIOWIND" Sp. z o.o.

On 5 January 2009 an agreement for the acquisition of the shares of the company „BIOWIND" Sp. z o.o. with its registered head office in Gdańsk was entered into between „Energetyka" sp. z o.o. (a subsidiary of KGHM Polska Miedź S.A.) and two physical persons.
Based on this agreement, „Energetyka" sp. z o.o. acquired 1000 shares with a nominal value of PLN 50 each, having a total nominal value of PLN 50 thousand, representing 100% of the shares of „BIOWIND" Sp. z o.o. and granting 100% of the votes at the General Shareholders' Meeting of „BIOWIND" Sp. z o.o.
The purchase price for the shares amounts to PLN 450 thousand. The shares were paid for in cash. The share capital of „BIOWIND" Sp. z o.o. amounts to PLN 50 thousand and is divided into 1000 shares with a nominal value of PLN 50 per share.
The total purchase cost of shares amounts to PLN 455 thousand. The acquisition of these assets was financed using the internal funds of „Energetyka" sp. z o.o. The net carrying amount of assets of „BIOWIND" Sp. z o.o. amounted to PLN 50 thousand. Goodwill provisionally set amounts to PLN 405 thousand.
The purchase of shares of „BIOWIND" Sp. z o.o., holding a lease on property (around 300 hectares) in the Warmińsko-Mazurskie Voivodeship, enables the commencement of formal procedures aimed at realising an investment related to the construction of a wind farm.
From the date of acquisition to the balance sheet date, „BIOWIND" Sp. z o.o. had no revenues, incurring a net loss in the amount of PLN (11) thousand.

Acquisition of shares of PETROTEL Sp. z o.o.

On 12 January 2009 DIALOG S.A. (a subsidiary of KGHM Polska Miedź S.A.) reacquired from minority shareholders 2 009 shares of PETROTEL Sp. z o.o. with a nominal value of PLN 1 000 per share, as a result of which the share of DIALOG S.A. in the share capital of PETROTEL Sp. z o.o. increased to 99.56%. On 20 March 2009 DIALOG S.A. purchased a further 35 shares, and its share in the share capital of PETROTEL Sp. z o.o. currently amounts to 99.99%. The total cost of acquisition of 24.93 % of the shares of PETROTEL Sp. z o.o. amounts to PLN 10 895 thousand. The amount of equivalent net assets is PLN 7 955 thousand. Goodwill, representing the value of the PETROTEL brand and the customer address base, items which were not separately disclosed in the assets, was set at acquisition at PLN 2 940 thousand.

Acquisition of shares of DKE sp. z o.o.

On 14 January 2009 an agreement was signed between KGHM Ecoren S.A. (a direct subsidiary of KGHM Polska Miedź S.A.) and SITA POLSKA SPÓŁKA Z OGRANICZONĄ ODPOWIEDZIALNOŚCIĄ for the acquisition of shares of DKE sp. z o.o. (a direct subsidiary of KGHM Ecoren S.A.). Based on this agreement, KGHM Ecoren S.A. acquired 380 shares of DKE sp. z o.o. in the total nominal amount of PLN 380 thousand, representing 49.67% of the share capital of DKE sp. z o.o. and granting the right to 49.67% of the votes at the General Shareholders' Meeting. Currently KGHM Ecoren S.A. owns 100% of the share capital of DKE sp. z o.o. and 100% of the votes at the General Shareholders' Meeting.
The shares were acquired for the amount of PLN 2 806 thousand and paid for in cash on the date the agreement was signed. Acquisition of these assets was financed by the internal funds of KGHM Ecoren S.A. The total cost of acquisition of these shares is PLN 2 829 thousand. The net assets due the Buyer, representing 49.67% of the share capital, amounts to PLN 1 314 thousand. Goodwill provisionally set amounts to PLN 1 515 thousand.
On 19 February 2009 a change in the name of DKE sp. z o.o. to Ecoren DKE sp. z o.o. was registered.

Loss of control of the company KGHM Congo S.P.R.L.

On 25 March 2009 the Management Board of KGHM CONGO S.P.R.L. left the territory of the Democratic Republic of Congo due to a threatening situation and to the inability to pursue economic activity, leaving the company's assets without any supervision.
Due to the loss of possibility of directing the financial and operational policy of the company for the purpose of benefiting from its activities, the Management Board of the Parent Entity passed a Resolution to settle the losses recognised in the consolidated financial statements, from the date of takeover of KGHM CONGO S.P.R.L. to the date on which the Parent Entity lost control over this entity, as a profit/loss due to loss of control over this subsidiary.
As a result of this settlement, profit was set due to loss of control in the amount of PLN 21 457 thousand.

(amounts in tables in thousand PLN, unless otherwise stated)

Other information to the consolidated quarterly report

Position of the Management Board with respect to the possibility of achieving previously-published forecasts of results for 2009, in light of the results presented in this consolidated quarterly report relative to projected results

The Management Board of KGHM Polska Miedź S.A. has not published a forecast of Group results.

In the current report dated 14 May 2009, updated projected results of KGHM Polska Miedź S.A. for 2009 were published. Revenues from sales in the amount of PLN 9 065 million and profit for the period at the level of PLN 1 906 million are projected, for copper prices at the level of 3 800 USD/t and an exchange rate of 3.25 USD/PLN (copper prices in Polish zloty: 12 350 PLN/t). The projected results take into consideration the results of KGHM Polska Miedź S.A. in the first quarter of 2009 and updated macroeconomic assumptions and basic elements of the production plan (mainly resulting from a shortage on the market of external copper-bearing materials).

Despite an improvement in macroeconomic factors, there continues to be high volatility in copper prices and in the USD/PLN exchange rate on the financial markets, meaning that the financial results of KGHM Polska Miedź S.A. are characterised by high uncertainty.

In the second quarter of 2009 KGHM Polska Miedź S.A. will start working on the adjusted Budget for 2009.

Shareholders holding at least 5% of the total number of votes at the General Meeting of KGHM Polska Miedź S.A. as at the date of publication of this consolidated quarterly report, and changes in the ownership structure of significant packets of shares of KGHM Polska Miedź S.A. in the period since publication of the prior consolidated quarterly report

At the date of publication of the consolidated report for the fourth quarter of 2008, i.e. at 27 February 2009, the only shareholder owning at least 5% of the total number of votes at the General Meeting of KGHM Polska Miedź S.A. was the State Treasury – which owned 83 589 900 shares of KGHM Polska Miedź S.A., representing 41.79% of the share capital and the same number of votes at the General Meeting of KGHM Polska Miedź S.A. (based on an announcement dated 16 May 2007).

Following publication of the consolidated report for the fourth quarter of 2008, KGHM Polska Miedź S.A. was not informed by any shareholder of any change in the ownership structure of significant packets of shares.

At the date of publication of this report, based on information held by KGHM Polska Miedź S.A., the only shareholder owning at least 5% of the total number of votes at the General Meeting of KGHM Polska Miedź S.A. remains the State Treasury, which holds 83 589 900 shares of KGHM Polska Miedź S.A. representing 41.79% of the share capital and the same number of votes at the General Meeting of KGHM Polska Miedź S.A.

Ownership of shares of KGHM Polska Miedź S.A. or of rights to them (options) by management or supervisory personnel of KGHM Polska Miedź S.A., as at the date of publication of the consolidated quarterly report, based on information held by KGHM Polska Miedź S.A. Changes in ownership during the period following publication of the prior consolidated quarterly report

The Members of the Management Board of KGHM Polska Miedź S.A., at the date of publication of the consolidated report for the fourth quarter of 2008, i.e. at 27 February 2009, did not own any shares or share options of KGHM Polska Miedź S.A. Based on information held by KGHM Polska Miedź S.A. at the date of publication of this report this did not change.

Among supervisory personnel, at the date of publication of the consolidated report for the fourth quarter of 2008, only Ryszard Kurek owned 10 shares of KGHM Polska Miedź S.A. Based on information held by KGHM Polska Miedź S.A., at the date of publication of this report this did not change.

List of proceedings being pursued in a court, an appropriate body for arbitration, or in a body of public administration

At 31 March 2009, the total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration respecting liabilities and debtors, of KGHM Polska Miedź S.A. and its subsidiaries, did not represent at least 10% of the equity of KGHM Polska Miedź S.A.

Other information to the consolidated quarterly report (continuation)

Information on single or multiple transactions entered into by KGHM Polska Miedz S.A. or a subsidiary with related entities, if separately or jointly they are significant and were entered into under other than arms length conditions

In the first quarter of 2009, neither KGHM Polska Miedź S.A. nor any of its subsidiaries entered into significant transactions with related entities under other than arms length conditions.

Information on the granting by KGHM Polska Miedź S.A. or by its subsidiary of collateral on credit or loans, or of guarantees - jointly to a single entity or its subsidiary, if the total value of such securities or guarantees represents the equivalent of at least 10% of the equity of KGHM Polska Miedź S.A.

During the period from 1 January 2009 to 31 March 2009 neither KGHM Polska Miedź S.A. nor its subsidiaries granted collateral on credit or loans, nor did they grant guarantees to a single entity or its subsidiary whose total value would represent at least 10% of the equity of KGHM Polska Miedź S.A.

Other information which in the opinion of KGHM Polska Miedź S.A. is significant for the assessment of personnel situation, assets, finances and the financial result and any changes thereto, and information which is significant for assessing the ability to perform obligations

In the first quarter of 2009 there were no other significant events, apart from those mentioned in the commentary to the report, which could have a significant impact on the assessment of assets and financial position, the financial result of the Group and any changes thereto, or any other events significant for assessing the personnel situation and the ability to perform obligations.

Factors which will impact the financial results of the Group, at least in the following quarter

The largest impact on the results of the Group is from the Parent Entity - KGHM Polska Miedź S.A. - as well as, to a lesser degree, from Polkomtel S.A. and from DIALOG S.A.
As a result, through the Parent Entity, the most significant factors impacting the results of the Group through the Parent Entity, particularly in the following quarter, will be:
- copper and silver prices on the metals markets,
- the USD/PLN exchange rate,
- electrolytic copper production costs,
- the potential effects of the hedging policy being realised.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A.

Statement of financial position	Note	At 31 March 2009	At 31 December 2008
Assets			
Non-current assets			
Property, plant and equipment		5 431 473	5 515 028
Intangible assets		78 473	80 904
Shares in subsidiaries		1 795 163	1 795 013
Investments in associates		1 159 947	1 163 640
Deferred tax assets		64 009	-
Available-for-sale financial assets		23 239	21 034
Held-to-maturity investments		74 787	59 545
Derivative financial instruments		44 892	6 501
Trade and other receivables		61 886	61 900
		8 733 869	**8 703 565**
Current assets			
Inventories		1 600 222	1 446 802
Trade and other receivables		1 259 138	1 222 501
Derivative financial instruments		288 274	711 096
Cash and cash equivalents		2 168 323	1 793 580
		5 315 957	**5 173 979**
Non-current assets held for sale		**2 861**	**23 020**
TOTAL ASSETS		**14 052 687**	**13 900 564**
Equity and liabilities			
EQUITY			
Share capital		2 000 000	2 000 000
Other reserves		193 273	518 748
Retained earnings		8 700 422	8 072 544
TOTAL EQUITY		**10 893 695**	**10 591 292**
LIABILITIES			
Non-current liabilities			
Trade and other payables		24 533	24 962
Borrowings and finance lease liabilities		18 413	17 173
Derivative financial instruments		44 954	-
Deferred tax liabilities		-	31 516
Liabilities due to employee benefits		971 127	975 697
Provisions for other liabilities and charges	C. I. 1	447 641	591 320
		1 506 668	**1 640 668**
Current liabilities			
Trade and other payables		1 343 953	1 476 088
Borrowings and finance lease liabilities		7 535	7 120
Current corporate tax liabilities		102 593	64 866
Derivative financial instruments		70 698	3 771
Liabilities due to employee benefits		87 437	73 289
Provisions for other liabilities and charges	C. I. 1	40 108	43 470
		1 652 324	**1 668 604**
TOTAL LIABILITIES		**3 158 992**	**3 309 272**
TOTAL EQUITY AND LIABILITIES		**14 052 687**	**13 900 564**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Statement of comprehensive income

	Note	Financial period for the 3 months ended 31 March 2009	Financial period for the 3 months ended 31 March 2008
Income statement			
Sales	C. I. 2	2 377 177	3 002 314
Cost of sales	C. I. 3	(1 448 739)	(1 665 602)
Gross profit		**928 438**	**1 336 712**
Selling costs	C. I. 3	(23 693)	(18 087)
Administrative expenses	C. I. 3	(122 279)	(152 021)
Other operating income	C. I. 4	163 125	360 389
Other operating costs	C. I. 5	(149 313)	(359 469)
Operating profit		**796 278**	**1 167 524**
Finance costs - net	C. I. 6	(12 663)	(9 353)
Profit before income tax		**783 615**	**1 158 171**
Income tax expense		(155 737)	(175 975)
Profit for the period		**627 878**	**982 196**
Other income due to:			
Available-for-sale financial assets		(5 295)	(2 952)
Cash flow hedging instruments		(396 525)	1 973
Income tax related to items presented in other income		76 345	(290)
Other net income for the financial period		**(325 475)**	**(1 269)**
TOTAL COMPREHENSIVE INCOME		**302 403**	**980 927**
Earnings per share during the period (in PLN per share)			
- basic		3.14	4.91
- diluted		3.14	4.91

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Statement of changes in equity

	Share capital	Retained earnings	Other income due to: Available-for-sale financial assets	Other income due to: Cash flow hedging instruments	Total equity
At 1 January 2008	**2 000 000**	**6 952 166**	**3 705**	**10 078**	**8 965 949**
Total comprehensive income	-	982 196	(2 391)	1 122	980 927
At 31 March 2008	**2 000 000**	**7 934 362**	**1 314**	**11 200**	**9 946 876**
At 1 January 2009	**2 000 000**	**8 072 544**	**10 265**	**508 483**	**10 591 292**
Total comprehensive income	-	627 878	(4 289)	(321 186)	302 403
At 31 March 2009	**2 000 000**	**8 700 422**	**5 976**	**187 297**	**10 893 695**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Statement of cash flows	Note	Financial period for the 3 months ended 31 March 2009	Financial period for the 3 months ended 31 March 2008
Cash flow from operating activities			
Profit for the period		627 878	982 196
Adjustments to profit for the period	C. I. 7	523 109	(132 663)
Income tax paid		(137 189)	(377 927)
Net cash generated from operating activities		**1 013 798**	**471 606**
Cash flow from investing activities			
Purchase of shares in subsidiaries		(6 000)	(50 000)
Purchase of shares in associates		(1)	-
Purchase of property, plant and equipment and intangible assets		(332 151)	(249 071)
Proceeds from sale of property, plant and equipment and intangible assets		949	1 375
Purchase of available-for-sale financial assets		-	(267)
Proceeds from sale of available-for-sale financial assets		20 000	-
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund		(15 242)	(12 514)
Establishment of a deposit		(300 500)	-
Repayments of loans granted		100	-
Interest received		117	14
Other investment expenses		(1 614)	(12 047)
Net cash used in investing activities		**(634 342)**	**(322 510)**
Cash flow from financing activities			
Repayments of loans		(1 000)	(1 000)
Payments of liabilities due to finance leases		(15)	-
Interest paid		(84)	(147)
Net cash used in financing activities		**(1 099)**	**(1 147)**
Total net cash flow		**378 357**	**147 949**
Exchange losses on cash and cash equivalents		(3 614)	(21 579)
Movements in cash and cash equivalents		**374 743**	**126 370**
Cash and cash equivalents at beginning of the period		**1 793 580**	**2 534 995**
Cash and cash equivalents at end of the period		**2 168 323**	**2 661 365**
including restricted cash and cash equivalents		3 389	1 405

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Selected explanatory data

I. Selected additional notes

1. Changes in provisions for other liabilities and charges

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2008	**631 865**	**550 311**	**4 810**	**15 219**	**61 525**
Increase	191 904	177 792	2 971	2 713	8 428
Decrease	(188 979)	(125 178)	(2 060)	(13 100)	(48 641)
Provisions at 31 December 2008	**634 790**	**602 925**	**5 721**	**4 832**	**21 312**
of which:					
Non-current provisions	**591 320**	**574 224**	**2 467**	**-**	**14 629**
Current provisions	**43 470**	**28 701**	**3 254**	**4 832**	**6 683**

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2009	**634 790**	**602 925**	**5 721**	**4 832**	**21 312**
Increase	13 813	9 634	-	1 180	2 999
Decrease	(160 854)	(158 772)	(48)	(1 836)	(198)
Provisions at 31 March 2009	**487 749**	**453 787**	**5 673**	**4 176**	**24 113**
of which:					
Non-current provisions	**447 641**	**427 990**	**2 419**	**-**	**17 232**
Current provisions	**40 108**	**25 797**	**3 254**	**4 176**	**6 881**

2. Sales

	Financial period	
	for the 3 months ended 31 March 2009	**for the 3 months ended 31 March 2008**
Copper, precious metals, smelter by-products	2 322 028	2 960 693
Salt	15 416	6 150
Services	14 744	10 844
Other goods	2 641	2 809
Goods for resale	13 575	12 236
Wastes and production materials	8 727	9 470
Other materials	46	112
Total	**2 377 177**	**3 002 314**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

3. Costs by type

	Financial period	
	for the 3 months ended 31 March 2009	for the 3 months ended 31 March 2008
Depreciation of property, plant and equipment and amortisation of intangible assets	132 884	116 075
Employee benefit costs	552 052	613 947
Materials and energy consumption	736 636	772 560
External services	235 206	217 060
Taxes and charges	67 205	70 121
Advertising costs and representation expenses	3 477	6 243
Property and personal insurance	2 662	3 170
Research and development costs not capitalised in intangible assets	3	-
Other costs, of which:	(530)	2 252
Write-down of inventories	17	-
Reversal of write-down of inventories	(1 328)	(635)
Reversal of allowance for impairment of receivables	(31)	(2)
Losses from the disposal of financial instruments	310	508
Other operating costs	502	2 381
Total costs by type	**1 729 595**	**1 801 428**
Cost of goods for resale and materials sold (+)	21 203	21 427
Change in inventories of finished goods and work in progress (+/-)	(132 329)	28 991
Cost of manufacturing products for internal use (-)	(23 758)	(16 136)
Total cost of sales, selling and administrative costs	**1 594 711**	**1 835 710**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

4. Other operating income

	Financial period	
	for the 3 months ended 31 March 2009	**for the 3 months ended 31 March 2008**
Income and gains on financial instruments, classified under other operating activities, resulting from:	151 002	165 040
Measurement and realisation of derivative instruments	38 541	135 639
Gains from the disposal of financial instruments	7 500	998
Interest on financial instruments	30 299	28 398
Reversal of allowance for impairment of financial receivables	2	5
Foreign exchange gains	74 660	-
Non-financial interest	789	4 441
Reversal of allowance for impairment of non-financial receivables	776	4 281
Dividends received	-	182 860
Release of unused provisions	7 545	1 705
Penalties and compensation received	1 440	998
Excess payments of property tax	354	-
Government grants and other donations received	88	237
Other operating income/gains	1 131	827
Total other operating income	**163 125**	**360 389**

5. Other operating costs

	Financial period	
	for the 3 months ended 31 March 2009	**for the 3 months ended 31 March 2008**
Costs and losses on financial instruments, classified as other operating costs, resulting from:	136 586	347 273
Measurement and realisation of derivative instruments	131 904	257 958
Losses on measurement of financial liabilities	2 306	-
Interest on overdue financial liabilities	158	21
Allowances for impairment of other financial receivables	5	-
Impairment losses on loans	2 213	-
Foreign exchange losses	-	89 294
Allowances for impairment of other non-financial receivables	387	2 469
Losses on the sale of property, plant and equipment	1 856	1 681
Donations granted	-	1 844
Interest on overdue non-financial liabilities	296	130
Provisions for liabilities due to:	3 843	1 957
Disputed issues and court proceedings	1 181	305
Property tax and interest on property tax	-	1 652
Other	2 662	-
Penalties and compensation paid	47	1 254
Contributions to a voluntary organisation	3 741	504
Other operating costs/losses	2 557	2 357
Total other operating costs	**149 313**	**359 469**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

6. Net finance costs

	Financial period	
	for the 3 months ended 31 March 2009	for the 3 months ended 31 March 2008
Interest expense:	638	645
On loans	83	172
Due to finance leases	555	473
Net exchange gains on borrowings	-	(372)
Changes in the value of provisions due to unwinding of discount	9 772	9 080
Other financial costs	2 253	-
Total net finance costs	**12 663**	**9 353**

7. Adjustments to profit for the period in the statement of cash flows

	Financial period	
	for the 3 months ended 31 March 2009	for the 3 months ended 31 March 2008
Income tax from the income statement	155 737	175 975
Depreciation/amortisation	132 884	116 075
Impairment loss on loans	2 213	-
Interest and share in profits (dividends)	(1 786)	(182 210)
Foreign exchange losses	9 216	21 402
Change in provisions	6 961	34 420
Change in derivative instruments	99 787	28 015
Other adjustments	(5 794)	1 350
Changes in working capital:	123 891	(327 690)
Inventories	(153 420)	5 566
Trade and other receivables	267 901	(381 869)
Trade and other payables	**9 410**	**48 613**
Total adjustments to profit for the period	**523 109**	**(132 663)**

II. Items affecting assets, liabilities, equity, profit for the period or cash flow, which are unusual as respects their type, amount or degree of influence

1. List of significant achievements or failures during the reported period, together with a list of the most important related events.

Agreement with trade unions

In the first quarter of 2009 negotiations were held with the trade unions with respect to setting the average monthly wages increase index in the Company for 2009, which did not end with an agreement. In accordance with the law on the negotiating system for setting wages and on the Collective Labour Agreement for the Employees of KGHM Polska Miedź S.A., the index was set independently by the Management Board of the Company in the amount of 0.0%.

Due to the lack of an agreement respecting setting of the wages increase index for 2009, in April six trade unions issued wage demands which assumed the following: an increase in the wages index by 8%, an increase in the contribution to the Employee Retirement Program by 2 percentage points, the introduction of a medical packet and an increase in the Social Fund.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

At a meeting with the trade unions on 23 April 2009, the Management Board of the Company proposed payment of a bonus of PLN 2 thousand, an increase in the contribution to the Employee Retirement Program to 5% of wages, and analysis of the question of the medical packet.

Following this meeting, the trade unions presented a joint position, demanding: payment of a bonus of PLN 5 thousand per employee, an increase by 2% of the contribution to the Employee Retirement Program and the introduction for the employees of KGHM Polska Miedź S.A. from 1 July 2009 of a medical packet.

On 4 May 2009, a further meeting on wages was held, at which the Management Board of KGHM Polska Miedź S.A. proposed payment of a bonus of PLN 3.5 thousand per employee, an increase in the contribution to the Employee Retirement Program by 2 percentage points for a period of 1 year, and declared the coverage of employees with a packet of additional medical services provided by MCZ S.A. The trade unions maintained their existing position.

On 5 May 2009, after a further meeting, the Management Board of KGHM Polska Miedź S.A. and the trade unions signed an agreement, foreseeing:

- a payment to the employees of KGHM Polska Miedź S.A. of a bonus of PLN 5 thousand (a first instalment of PLN 3.5 thousand on 12 May 2009, and a second instalment of PLN 1.5 thousand by 15 September if there is no deterioration in the economic situation of the Company),
- an increase in the contribution to the Employee Retirement Program by 2 percentage points, i.e. to 5% of wages,
- a declaration by the Management Board to cover, starting this year, the Company's employees with a packet of additional medical services provided by MCZ S.A.

The trade unions declared that realisation of this agreement concludes their pay-related claims for the current year.

Selection of other significant events covered by current reports

Strategy

On 23 February 2009 the Supervisory Board of KGHM Polska Miedź S.A. approved the „Strategy of KGHM Polska Miedź S.A. for the years 2009 – 2018". The vision of KGHM Polska Miedź S.A. is to become a major, global copper producer by increasing copper production to approx. 700 thousand tonnes.

The Strategy of KGHM Polska Miedź S.A. is based on five main areas: improving productivity – aimed at halting increases in the unit cost of production, developing the resource base – aimed at increasing the production of copper in concentrate to approx. 700 thousand tonnes annually, diversifying sources of revenues and gaining gradual independence from energy prices, regional support, developing organisational know-how and capabilities. Based on Company assumptions, total investment expenditures on the realisation of strategic projects in the years 2009 – 2018 amount to approx. PLN 19.8 billion.

Realisation of the Strategy will improve over the short term cost competitiveness of the Company. In the mid-term (up to 10 years), as a result of development of the resource base, KGHM Polska Miedź S.A. will become an international copper mining company. Over the long term, diversification into the power sector will enable KGHM Polska Miedź S.A. to become an international copper group with diversified sources of income which will protect the Company from fluctuations in copper prices.

Budget

The Supervisory Board of the Company at its meeting on 23 February 2009 approved the Company's Budget for 2009 as presented by the Management Board. The basis for preparation of the Budget were the preliminary results for 2008 and the assumptions contained in specific operating plans. The accepted Budget assumes the achievement in 2009 of revenues from sales in the amount of PLN 7 048 million and net profit of PLN 488 million.

Termination of contracts

On 10 January 2009 two contracts entered into on 1 December 2003 by a subsidiary of KGHM Polska Miedź S.A. - "Energetyka" sp. z o.o. – and Polskie Górnictwo Naftowe i Gazownictwo Spółka Akcyjna (PGNiG S.A.) for the supply of natural gas for power-generation purposes to reception terminals in Żukowice and Polkowice were terminated. Final negotiations are underway between KGHM Polska Miedź S.A./"Energetyka" sp. z o.o. and PGNiG S.A. with respect to the signing of a new contract for the supply of natural gas, among others to the reception terminals in Żukowice and Polkowice. It was established that KGHM Polska Miedź S.A. will be the receiving party to the contract for natural gas.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Group

- On 5 January 2009 an agreement for the acquisition of the shares of the company „Biowind" Sp. z o.o. with its registered head office in Gdańsk was entered into between „Energetyka" sp. z o.o. and two physical persons. (Detailes of this transaction are presented in the selected explanatory data to the consolidated financial statements, point XII, page 25).

- On 14 January 2009 an agreement for the acquisition of the shares of Dolnośląska Korporacja Ekologiczna Sp. z o.o. was signed between KGHM Ecoren S.A. and SITA POLSKA SPÓŁKA Z OGRANICZONĄ ODPOWIEDZIALNOŚCIĄ. (Detailes of this transaction are presented in the selected explanatory data to the consolidated financial statements, point XII, page 25).

- On 15 January 2009 a change in share capital was registered for PeBeKa S.A. The share capital of PeBeKa S.A. was increased by PLN 15 100 thousand through the creation of 247 541 new registered shares having a face value of PLN 61.00 each.

  All of the newly-created shares were acquired by KGHM Polska Miedź S.A. at face value and were paid for in cash. The shares acquired represent 23.36% of the share capital of PeBeKa S.A. Currently the share capital of PeBeKa S.A. amounts to PLN 64 638 thousand. 100% of the share capital of PeBeKa S.A. is owned by KGHM Polska Miedź S.A.

2. Measurement of financial assets and property, plant and equipment

Financial assets

Due to the measurement and settlement of future cash flow hedging transactions in an amount reflecting the effective portion of the hedge, after reflecting the results in deferred tax, other reserves were decreased in the current quarter by PLN 321 186 thousand.

Due to the measurement and settlement of available-for-sale financial assets to fair value, after reflecting the results in deferred tax, other reserves were decreased in the current quarter by PLN 4 289 thousand.

Due to the realisation and re-measurement of derivative instruments to fair value there was a decrease in the financial result for the current quarter of PLN 245 720 thousand (of which: as an increase in revenues from sales PLN 339 083 thousand and as a decrease in other operating activities PLN 93 363 thousand). For detailed information on derivative instruments see part C point II 5 Risk management.

Assets and the financial result in the current quarter were affected by the effects of impairment losses on loan granted in the amount of PLN 2 213 thousand.

Property, plant and equipment and receivables

Due to the depreciation of property, plant and equipment and amortisation of intangible assets, the financial result was charged in the current quarter by PLN 132 884 thousand.

The measurement of other assets did not significantly impact the current period financial result.

3. Type and amounts of changes in estimates

Provisions

The effects of revaluation or recognition of estimates of future liabilities (provisions) were settled in the financial result of the current quarter, and in particular:

3.1 provisions for future employee benefits due to one-off retirement or disability payments, jubilee awards and post-employment coal equivalent payments. The result of this change in estimates is an increase in the provision and a decrease in the financial result in the amount of PLN 9 578 thousand (after reflecting the results in deferred tax a decrease in profit in the amount of PLN 7 758 thousand),

3.2 provision for future costs of decommissioning (restoration) of the Parent Entity's mines. This provision includes the estimated costs of dismantling and removing technological facilities, for which the obligation for restoration upon the conclusion of activities is a result of separate law or standard practice. The result of this change in estimates is a decrease in the provision in the amount of PLN 142 259 thousand which decreased the financial result in the amount of PLN 2 165 thousand and decreased property, plant and equipment in the amount of PLN 144 424 thousand. The decrease in the provision resulted in a decrease in deferred tax assets in the amount of PLN 29 852 thousand,

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

3.3 provisions for future employee remuneration costs together with charges in the amount of PLN 96 551 thousand, paid (in accordance with the Collective Labour Agreement) on the occasion of mining and smelting holidays and after approval of the annual financial statements.

/provision at 31 March 2009 amounted to PLN 328 196 thousand/

The revaluation and recognition of other provisions for liabilities did not significantly impact the current period financial result.

Deferred income tax

The result of differences between the carrying amount and tax base of balance sheet items is a change in the estimated value of the deferred tax asset and the deferred tax liabilities.

There was a decrease in the deferred tax asset in the current quarter in the amount of PLN 29 004 thousand, which was settled as a decrease of the financial result.

There was a decrease in the deferred tax liability in the amount of PLN 124 529 thousand, of which the following was settled:
- as an increase of the financial result, PLN 48 183 thousand
- as an increase of the revaluation reserve on cash flow hedging financial instruments and on available-for-sale financial instruments, PLN 76 346 thousand.

After offsetting the deferred tax asset and deferred tax liability, the deferred tax asset at the end of the reporting period was set at PLN 64 009 thousand.

4. Factors and events, in particular those of an unusual nature, having an impact on the financial results achieved by the Company.

Production and financial results in the first quarter of 2009

In the first quarter of 2009, KGHM Polska Miedź S.A. produced 123 thousand t of electrolytic copper, including 18 thousand t from purchased copper-bearing materials and 313 t of metallic silver.

The most significant factors impacting the value of sales in the first quarter of 2009 were macroeconomic factors:
- copper prices on the London Metal Exchange (LME) at the average level of 3 435 USD/t,
- an average exchange rate of 3.45 PLN/USD,
- average silver prices on the London Bullion Market (LBM) of 12.60 USD/troz,

and the sales volume: 119 thousand t of copper and copper products, and 294 t of silver.

The **revenues from sales** achieved of PLN 2 377 177 thousand were lower than those achieved in the first quarter of 2008 by PLN 625 137 thousand, i.e. by 21%. This decrease in sales was due to lower:
- copper prices (a decrease from 7 763 USD/t to 3 435 USD/t) and silver prices (a decrease from 17.59 USD/troz to 12.60 USD/troz),
- volume of copper sale (a decrease from 132 thousand t to 119 thousand t)

along with the following factors which increased revenues from sales:
- weakening of the PLN from 2.39 PLN/USD to 3.45 PLN/USD,
- a change in adjustment due to settlement of hedging transactions (a change from PLN (75) thousand to PLN 339 083 thousand),

In the first quarter of 2009, revenues from the sale of copper and copper products represented 77%, and silver 17% (in the comparable period of 2008 respectively: 84% and 12%) of total revenues from sales. The change in the structure of sales results mainly from lower copper prices and volume of copper sales alongside higher silver prices and volume of silver sales.

Operating costs in the first quarter of 2009 amounted to PLN 1 594 711 thousand and were lower versus the comparable prior period by PLN 240 999 thousand, i.e. by 13%.

The level of operating costs was primarily impacted by:
- settlement of remeasurement of inventories at the end of 2008,
- the lower value of external copper-bearing materials used,
- the lower labour costs as a result of a decrease in the provision for future employee benefits (actuarial provision) and the provision for annual bonus (in the first quarter of 2008 18.5% basic wages and in the first quarter of 2009 8.5% basic wages),
- the lower use of internal semi-finished products from storage.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

The total unit cost of electrolytic copper production in the first quarter of 2009 amounted to 9 760 PLN/t and decreased in comparison to the comparable prior period by 12%.

This decrease in the cost of production is mainly due to the lower valuation of external copper-bearing materials used in the production and higher valuation of anode slimes as a result of an increase in precious metals prices, i.e. silver (11%) and gold (49%) (in PLN).

The total unit **cost of electrolytic copper production** from own concentrates in the first quarter of 2009 amounted to 9 477 PLN/t, i.e. 3.6% less than in comparable prior period.

Profit on sales (gross profit less administrative expenses and selling costs) in the first quarter of 2009 amounted to PLN 782 466 thousand and was lower by PLN 384 138 thousand, i.e. by 33%, than that achieved in the first quarter of 2008.

Other operating activities showed a profit in the first quarter of 2009 in the amount of PLN 13 812 thousand, of which the most significant items were foreign exchange gains and interest received along with factors which decreased the result: a loss on measurement and settlement of derivative instruments.

In comparison to the result achieved in the first quarter of 2008 **the result on other operating activities** was higher by PLN 12 892 thousand, mainly due to the change in the result on foreign exchange gains along with lower revenues from received dividends.

As a result of the factors described above, **operating profit** in the first quarter of 2009 amounted to PLN 796 278 thousand and decreased versus the comparable prior period of 2008 by PLN 371 246 thousand, i.e. by 32%.

KGHM Polska Miedź S.A. earned a **profit for the first quarter of 2009** of PLN 627 878 thousand, which was lower by PLN 354 318 thousand, i.e. by 36%, than that achieved in the first quarter of 2008.

EBITDA in the first quarter of 2009 amounted to PLN 929 162 thousand (including depreciation/amortisation of PLN 132 884 thousand) and was lower by PLN 354 437 thousand (28%) than EBITDA in the comparable prior period.

5. Risk management

In the first quarter of 2009, strategies hedging the copper price represented approx. 28%, and those hedging the silver price approx. 25%, of the sales of these metals realised by the Company. In the case of the currency transactions, hedged revenues from sales represented approx. 42% of total revenues from sales realised by the Company.

In the first quarter of 2009, the result on derivative instruments amounted to PLN 245 720 thousand, of which revenues from sales were adjusted in the amount of PLN 339 083 thousand (the amount transferred from the revaluation reserve to profit or loss in the reporting period, being an adjustment in plus of revenues from sales), the amount of PLN (93 363) thousand increased other operating costs and losses, of which PLN (465) thousand represented cost due to the realisation of derivative instruments, while PLN (92 898) thousand represented cost due to the measurement of derivative instruments. The adjustment of other operating costs and losses due to the measurement of derivative transactions is mainly due to the change in the time value of options which are to be settled in future periods. Due to the existing hedge accounting regulations, changes in the time value of options may not be recognised in the revaluation reserve.

In the first quarter of 2009, the Company did not implement any copper price hedging strategies. In the period the Company did not implement adjustment hedge strategies either. In the case of the silver market, during the analysed period strategies hedging prices of this metal were not implemented. In the first quarter of 2009, adjustment hedge transactions were not implemented on the silver market.

In the case of the forward currency market in the first quarter of 2009, the Company implemented strategies hedging the USD/PLN exchange rate in the total volume of USD 510 million and maturity falling in the second half year of 2009 and 2010. The Company made use of collar strategy. During the analysed period, adjustment hedge transactions were not implemented on the currency market.

The Company remains hedged for a portion of copper sales planned in the second quarter of 2009 (30 thousand t), for a portion of silver sales planned in the second quarter of 2009 (2.4 million troz) and in the second half of 2009 (4.8 million troz). The Company holds hedged positions for revenues from sales (currency market) in the period from the second quarter to the fourth quarter of 2009 for USD 693 million and in the period from the first quarter to the fourth quarter of 2010 for USD 240 million. Detailed information on hedged position is presented in the table "Hedging derivatives" on the next pages.

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

All entities with which derivative transactions are entered into operate in the financial sector. These are financial institutions (mainly banks), with the highest[1] (37.5%), medium-high[2] (43.7%) or medium[3] (18.8%) credit ratings. At 31 March 2009 the fair value of the maximum exposure to a single entity in respect of derivative transactions entered into by the Company amounted to 31.6%.

Due to institutional and geographical diversification and cooperation with financial institutions having a high credit rating, the Company is not materially exposed to credit risk due to derivatives.

The Company has entered into framework agreements on net settlement in order to reduce cash flows and the credit risk to the level of positive fair value of hedging transactions with the given counterparty.

At 31 March 2009, the fair value of open positions in derivative instruments amounted to PLN 217 514 thousand, of which PLN 217 927 thousand related to the fair value of hedging instruments, while PLN (413) thousand related to the fair value of trade instruments. The fair value of open positions in derivative instruments varies, depending on changes in market conditions, and the final result on these transactions may vary significantly from the measurements described above.

Detailed information on positions in derivative instruments at 31 March 2009 is presented in the tables Trade derivatives and Hedging derivatives on the next page.

TRADE DERIVATIVES			**31 March 2009**			
			Financial assets		**Financial liabilities**	
Type of financial instrument	**Volume/ Notional** Cu ['000 t] Ag ['000 troz] Currency ['000 USD]	**Avg. weighted[4] price/ex. rate** Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	**Current**	**Non-current**	**Current**	**Non-current**
Derivatives - Metals - Copper						
Swaps	1.35	4 125.95			(416)	
TOTAL:					**(416)**	
Derivatives - Metals – Silver						
Swaps						
TOTAL:						
Derivatives – Currency contracts - USD/PLN						
Purchased put options	270 000	2.3500	1 823			
Sold put options	270 000	2.3500			(1 820)	
TOTAL:						
Embedded derivative instruments						
Total trade derivatives			**1 823**		**(2 236)**	

[1] By highest rating is meant a rating from AAA to AA- as determined by Standard & Poor's and Fitch, and from Aaa to Aa3 as determined by Moodys..
[2] By medium-high rating is meant a rating from A+ to A- as determined by Standard & Poor's and Fitch, and from A1 to A3 as determined by Moodys.
[3] By medium rating is meant a rating from BBB+ to BBB- as determined by Standard & Poor's and Fitch, and from Baa1 to Baa3 as determined by Moodys.
[4] The weighted average hedge contract prices/ exchange rates are aggregate amounts presented for informational purposes only. Their use in financial analysis in certain cases may lead to erroneous results. This relates to hedging levels and to levels of participation in option instruments, in the case of which the simulation of future settlement amounts may generate one set of results when the average weighted exercise price/ exchange rates is assumed, and a different set of results when the analysis makes use of specific exercise prices/ exchange rates of options entered into by the Company.

EXEMPTION NUMBER: 82-4639

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

HEDGING DERIVATIVES — **31 March 2009**

Type of financial instrument	Volume/ Notional Cu ['000t] Ag ['000troz] Currency ['000USD]	Avg.[4] weighted price/ ex. rate Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	Maturity date From	Maturity date Till	Period of profit/loss impact From	Period of profit/loss impact Till	Financial assets Current	Financial assets Non-current	Financial liabilities Current	Financial liabilities Non-current
Derivatives – Metals - Copper										
Options										
Purchased put options	30	6 200.00	Apr09	June09	May09	July09	231 029			
Synthetic put										
TOTAL:							**231 029**			
Derivatives – Metals - Silver										
Options										
Purchased put options	7 200	12.00	Apr09	Dec09	May09	Jan10	22 884			
Collar contracts										
TOTAL:							**22 884**			
Derivatives – Currency contracts - USD/PLN										
Options										
Purchased put options	423 000	2.5021	Apr09	Dec09	Apr09	Dec09	4 493			
Collar contracts	330 000	2.9621-3.9095	July09	Mar10	July 09	Mar10	28 045		(68 462)	
Collar contracts	180 000	3.2000-4.4025	Apr10	Dec10	Apr09	Dec10		44 892		(44 954)
TOTAL:							**32 538**	**44 892**	**(68 462)**	**(44 954)**
Total hedging derivatives							**286 451**	**44 892**	**(68 462)**	**(44 954)**

The fair value of other receivables/liabilities due to unsettled derivatives with a settlement date of 2 April 2009 is as follows PLN 99 352 thousand presented as other financial receivables.

The fair values of derivatives and other receivables/liabilities due to unsettled derivatives at 31 March 2009 are presented in the table below:

	Total: fair value of derivatives and of other receivables/liabilities due to unsettled derivatives	Fair value of derivatives	Fair value of other receivables/liabilities due to unsettled derivatives
Receivables	**432 518**	333 166	99 352
Liabilities	**(115 652)**	(115 652)	-
Net fair value	**316 866**	217 514	99 352

At 31 March 2009, the revaluation reserve amounted to PLN 231 232 thousand, and related as a whole to the effective portion of the result from the measurement of transactions hedging metals price risk.

At 31 December 2008, the revaluation reserve amounted to PLN 627 757 thousand, and related as a whole to the effective portion of the result from the measurement of transactions hedging metals price risk.

During the first quarter of 2009 the change in the revaluation reserve (a decrease) amounted to PLN 396 525 thousand (excluding the deferred tax effect). This amount is comprised of changes in fair value recognised during the period in the revaluation reserve due to the effective portion of hedging transactions, i.e. a decrease in the revaluation reserve by PLN (57 442) thousand, and the amount transferred from the revaluation reserve to profit and loss due to the settlement of effective portion of hedging transactions, a decrease of the revaluation reserve by PLN 339 083 thousand (an adjustment *in plus* of revenues from sales for the first quarter of 2009).

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

AMOUNTS RECOGNISED IN EQUITY	**At 31 March 2009**
Revaluation reserve – commodity price risk hedging transactions (copper and silver) – derivatives	**231 232**
Revaluation reserve – currency risk hedging transactions	-
Total revaluation reserve from hedging instruments in cash flow hedges (excluding the deferred tax effect)	**231 232**

Gains or (losses) on hedging instruments in cash flow hedges recognised directly in equity	**At 31 March 2009**
Cumulative gain or loss arising from financial hedging instruments in cash flow hedges at 31 December 2008	**627 757**
Amounts recognised in equity in the period from 1 January 2009 to 31 March 2009	(57 442)
Amounts transferred from equity to the revenues from sale in the income statement in the period from 1 January 2009 to 31 March 2009	339 083
Cumulative gain or loss arising from financial hedging instruments in cash flow hedges at 31 March 2009 (excluding the deferred tax effect)	**231 232**

III. Contingent and other off-balance sheet items

	At 31 March 2009	**Increase/(decrease) since the end of the last financial year**
Contingent receivables	**10 271**	**413**
Guarantees received	435	-
Contested State budget issues	8 873	(343)
Other	963	756
Off-balance sheet receivables - inventions, implementation of projects	**25 195**	-
Contingent liabilities	**30 141**	**(861)**
Guarantees granted	7 445	275
Disputed issues, pending court proceedings	14 694	509
Contingent penalties	-	(1 627)
Preventive safety measures in respect of mine-related damages	8 000	-
Other	2	(18)
Off-balance sheet liabilities	**468 133**	**2 869**
Inventions, implementation of projects	79 095	17 389
Operating leases	22 844	1 449
Future payments due to perpetual usufruct of land	366 194	(15 969)

The value of contingent assets was determined based on estimates.

Lubin, 14 May 2009

GŁÓWNY KSIĘGOWY KGHM
DYREKTOR GENERALNY
Centrum Usług Księgowych
Ludmiła Mordylak

I WICEPREZES ZARZĄDU
Herbert Wirth

WICEPREZES ZARZĄDU
Maciej Tybura